SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Rule 13d-2-101)


 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
                      AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 1)(1)

                        Integrated Silicon Solution, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    45812P107
                                 (CUSIP Number)

                                 Bryant R. Riley
                            11100 Santa Monica Blvd.
                                    Suite 800
                                 Los Angeles, CA
                                  310-966-1445
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                 August 28, 2006

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.: |X|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

--------------
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

         CUSIP No.  45812P107         13D                                Page 2

   1      NAME OF REPORTING PERSON
          S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON

          Riley Investment Management LLC

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                       (a)  [ ]
                                                                      (b)  [ x]

   3      SEC USE ONLY

   4      SOURCE OF FUNDS*
          OO

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                            [ ]

   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

      NUMBER OF          7    SOLE VOTING POWER

       SHARES                 2,532,509(1)

    BENEFICIALLY         8    SHARED VOTING POWER

      OWNED BY                407,552(2)

        EACH             9    SOLE DISPOSITIVE POWER

      REPORTING               2,532,509(3)

       PERSON           10    SHARED DISPOSITIVE POWER

        WITH                  407,552(4)

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,532,509

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES SHARES* 1, (4)
                                                                          [ X ]


   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.75%(2)

   14     TYPE OF REPORTING PERSON*

          IA

------------------------------
(1) Because Riley Investment Management LLC has sole investment and voting power over 2,532,509 shares of Common Stock owned of record by SACC Partners LP, Riley Investment Management LLC may be deemed to have beneficial ownership of these shares.

(2) Riley Investment Management LLC has shared voting and dispositive power over 407,552 shares of Common Stock owned of record by investment advisory clients of Riley Investment Management LLC. However, Riley Investment Management LLC disclaims beneficial ownership of these shares pursuant to Rule 13d-4.

         CUSIP No.  45812P107         13D                                Page 3
   1      NAME OF REPORTING PERSON
          S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON

          SACC Partners LP

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)  [ ]
                                                                      (b)  [ x]


   3      SEC USE ONLY


   4      SOURCE OF FUNDS*
          WC

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                            [ ]


   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

      NUMBER OF          7    SOLE VOTING POWER

       SHARES                 2,532,509

    BENEFICIALLY         8    SHARED VOTING POWER

      OWNED BY                -0-

        EACH             9    SOLE DISPOSITIVE POWER

      REPORTING               2,532,509

       PERSON           10    SHARED DISPOSITIVE POWER

        WITH                  -0-

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,532,509

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES SHARES*(3)
                                                                           [ x]


   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.75%(4)

------------------------------
(3) The amount in row (11) excludes shares of common stock ("Common Stock") of Integrated Silicon Solution, Inc. ("Integrated" or the "Issuer") beneficially owned by persons nominated to the Issuer Board of Directors, excluding Bryant Riley, by the Reporting Persons. Such nominees beneficially hold an aggregate of 4,600 shares of Common Stock, or less than 0.01 % of the outstanding Common Stock. (See footnote 2.) The Reporting Persons expressly disclaim beneficial ownership of shares of Common Stock held by the other nominees to the Board of Directors pursuant to Rule 13d-4.

(4) Based on 37,491,556 shares of Common Stock outstanding at April 28, 2006, as reported in Integrated's Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 filed with the Securities and Exchange Commission on May 9, 2006.

         CUSIP No.  45812P107         13D                                Page 4

   14     TYPE OF REPORTING PERSON*

          PN

         CUSIP No.  45812P107         13D                                Page 5
   1      NAME OF REPORTING PERSON
          S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON

          B. Riley & Co., Inc.

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)  [ ]
                                                                      (b)  [x]


   3      SEC USE ONLY


   4      SOURCE OF FUNDS*
          WC

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                            [ ]


   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

      NUMBER OF          7    SOLE VOTING POWER

       SHARES                 201,115

    BENEFICIALLY         8    SHARED VOTING POWER

      OWNED BY                -0-

        EACH             9    SOLE DISPOSITIVE POWER

      REPORTING               201,115

       PERSON           10    SHARED DISPOSITIVE POWER

        WITH                  -0-

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          201,115

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES SHARES*(1)
                                                                           [x ]


   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.54%(2)

   14     TYPE OF REPORTING PERSON*

          BD

         CUSIP No.  45812P107         13D                                Page 6


   1      NAME OF REPORTING PERSON
          S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON

          B. Riley & Co. Retirement Trust

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)  [ ]
                                                                      (b)  [x]


   3      SEC USE ONLY



   4      SOURCE OF FUNDS*
          WC

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                            [ ]


   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          California

      NUMBER OF          7    SOLE VOTING POWER

       SHARES                 125,000

    BENEFICIALLY         8    SHARED VOTING POWER

      OWNED BY                -0-

        EACH             9    SOLE DISPOSITIVE POWER

      REPORTING               125,000

       PERSON           10    SHARED DISPOSITIVE POWER

        WITH                  -0-

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          125,000

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES SHARES*(1)
                                                                           [x ]


   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.33%(2)

   14     TYPE OF REPORTING PERSON*

          EP

         CUSIP No.  45812P107         13D                                Page 7


   1      NAME OF REPORTING PERSON
          S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON

          Bryant Riley

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)  [ ]
                                                                      (b)  [x ]


   3      SEC USE ONLY



   4      SOURCE OF FUNDS*
          AF, PF

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                            [ ]


   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America

      NUMBER OF          7    SOLE VOTING POWER

       SHARES                 2,858,624(5)

    BENEFICIALLY         8    SHARED VOTING POWER

      OWNED BY                2,072,553(6)

        EACH             9    SOLE DISPOSITIVE POWER

      REPORTING               2,858,624(5)

       PERSON           10    SHARED DISPOSITIVE POWER

        WITH                  2,072,553(6)

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,523,625

------------------------------
(5) Includes 2,532,509 shares of Common Stock owned by SACC Partners LP. Because Riley Investment Management LLC has sole voting and investment power over SACC Partners LP's security holdings and Mr. Riley, in his role as the sole manager of Riley Investment Management LLC, controls its voting and investment decisions, each of SACC Partners LP, Riley Investment Management LLC, and Mr. Riley may be deemed to have beneficial ownership of the 2,532,509 shares owned of record by SACC Partners LP. Also, includes 201,115 shares of Common Stock owned by B. Riley & Co., Inc. Because Mr. Riley, in his role as Chairman and sole equity owner of B. Riley & Co., Inc. controls its voting and investment decisions, Mr. Riley may be deemed to have beneficial ownership of the 201,115 shares owned of record by B. Riley & Co., Inc. Also, includes 125,000 shares of Common Stock owned by B. Riley & Co. Retirement Trust. Because Mr. Riley, in his role as Trustee of the B. Riley & Co. Retirement Trust, controls its voting and investment decisions, Mr. Riley may be deemed to have beneficial ownership of the 125,000 shares owned of record by B. Riley & Co. Retirement Trust.

(6) Riley Investment Management LLC has shared voting and dispositive power over 407,552 shares of Common Stock owned by investment advisory clients of Riley Investment Management LLC. Although Mr. Riley controls Riley Investment Management LLC's voting and investment decisions for the investment advisory clients, Mr. Riley disclaims beneficial interest in these shares. Mr. Riley also holds 1,665,001 shares of Common Stock in a joint account with his spouse and has shared voting and investment power over the shares in the joint account. Mr. Riley may be deemed to have beneficial ownership of the 1,665,001 shares owned of record in the joint account.

         CUSIP No.  45812P107         13D                                Page 8



   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES SHARES*  (1),(4)
                                                                           [ X ]


   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          12.07%(2)

   14     TYPE OF REPORTING PERSON*

          IN

        CUSIP No.  45812P107         13D                                 Page 9


Item 4.       Purpose of the Transaction
                  Item 4 of Schedule 13D is amended to add the following:

                  On August 28, 2006, the Reporting Persons entered into an agreement with the Issuer (the "Agreement"). Pursuant to the Agreement, the Issuer agreed to expand its board of directors to nine members, on or before September 15, 2006, and appoint Mr. Bryant Riley and Mr. Mel Keating to join the Board of Directors. One of them will join the Nominating Committee of the Board. The Issuer also agreed that for the 2007 annual meeting, the size of the board will be reduced to seven members and the Nominating Committee will nominate a slate which includes Mr. Riley, Mr. Keating and an additional independent member mutually agreeable to the Reporting Persons and the Nominating Committee. The Issuer expects that three of the current, non-management directors will not be seeking re-nomination to the Board of Directors and agreed to deliver confirmation to that effect along with confirmation that Mr. Riley, Mr. Keating and the independent director mutually agreed upon will be nominated..

                  Pursuant to the Agreement, the Issuer agreed not to adopt any form of shareholder rights plan or take other specified actions, including restrictions on the right of stockholders to call a special meeting, prior to the 2008 annual meeting.

                  Pursuant to the Agreement, the Reporting Persons have agreed to withdraw their request for a special stockholders meeting. However, the Reporting Persons may submit a new demand for a stockholder meeting or may submit their own slate of nominees or proposals for the 2007 annual meeting if the Issuer does not fulfill its obligations with respect to the Board, as described above, subject to certain limitations.

                  Unless the Issuer fails to fulfill its commitments pursuant to the Agreement, until the time that proxies for the 2008 annual meeting are first solicited, the Reporting Persons also agreed not to initiate specified proposals relating to extraordinary transactions and changes in board composition and not to initiate or participate in proxy contexts in opposition to management's board nominees. The Reporting Persons agreed to execute a mutually agreeable agreement to this effect at the time Messrs. Riley and Keating join the board.

                  A copy of the Agreement is attached as Exhibit A and this description is qualified in its entirety by the Agreement.

Item 5.       Interest in Securities of the Issuer

         (c) There have been no transactions in the Issuer's Common Stock since the most recent filing on August 15, 2006.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer Item 4 of Schedule 13D is amended to add the following:

                  On August 28, 2006, the Reporting Persons and the Issuer entered into the Agreement. See Item 4 for a description of the Agreement. A copy of the Agreement is attached as Exhibit A and this description is qualified in its entirety by the Agreement.

Item 7.       Material to be filed as Exhibits

        CUSIP No.  45812P107         13D                                Page 10


         Exhibit  A        Letter Agreement, dated August 28, 2006, by and
                           between the Issuer and the Reporting Persons

         Exhibit  B        Press Release issued August 30, 2006

        CUSIP No.  45812P107         13D                                 Page 11


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 29, 2006

                          SACC Partners LP
                              By: Riley Investment Management LLC, its General
                                      Partner
                          By: /s/ Bryant R. Riley
                              --------------------------------------------------
                              Bryant R. Riley, Managing Partner

                          Riley Investment Management LLC


                          By: /s/ Bryant R. Riley
                              --------------------------------------------------
                              Bryant R. Riley, President

                          B. Riley & Co., Inc.


                          By: /s/ Bryant R. Riley
                              --------------------------------------------------
                              Bryant R. Riley, Chairman

                          B.   Riley   &   Co. Retirement Trust


                          By: /s/ Bryant R. Riley
                              --------------------------------------------------
                              Bryant R. Riley, Trustee



                          By: /s/ Bryant R. Riley
                              --------------------------------------------------
                              Bryant R. Riley

        CUSIP No.  45812P107         13D                                Page 12

                                    EXHIBIT B
                                    ---------

NEWS RELEASE

For More Information:

Bryant Riley
Managing Member
Riley Investment Management LLC
11100 Santa Monica Blvd., Suite 810
Los Angeles, CA 90025
br@rileyim.com
310-966-1445

FOR IMMEDIATE RELEASE:
------------------------------


Bryant Riley and Mel Keating To Join Integrated Silicon Solution Board

Los Angeles, Calif. - August 30, 2006 - Riley Investment Management LLC announced that an agreement was reached with Integrated Silicon Solution, Inc. (NASDAQ : ISSI) for Bryant R. Riley and Melvin L. Keating to join ISSI's board of directors. In addition, it is expected that three of the existing non-management directors will not seek re-election and a third Riley Investment Management nominee will be recommended to the ISSI Nominating Committee for election at ISSI's next annual meeting, anticipated for February, 2007.

Bryant Riley stated: "Mel and I look forward to working with ISSI to resolve current issues, improve operations and results, and return value to stockholders. We see this as a team effort to give the management team clear direction and focus on stockholder values."

In connection with this agreement, Riley Investment Management indicated it was withdrawing its previous call for a special stockholder meeting.

                                    EXHIBIT A


                                             [GRAPHIC OMITTED][GRAPHIC OMITTED]




August 28, 2006

Bryant R. Riley
Riley Investment Management LLC
11000 Santa Monica Boulevard
Suite 810
Los Angeles, CA 90025

         Re:      Integrated Silicon Solution, Inc.

Dear Bryant:

         This letter is in response to your letter dated August 15, 2006 addressed to me as Chairman of Integrated Silicon Solution, Inc. ("ISSI") and is intended to reflect our recent discussions. To confirm your agreement to the matters herein, please sign and return this letter to me.

         1) At an ISSI Board meeting to be held no later than September 15, 2006, the size of the ISSI Board will be expanded from seven (7) members to nine
(9) members and Bryant Riley and Melvin Keating will be appointed to the newly created seats on the Board. One of such new directors initially will be named to the Nominating Committee of the Board.

         2) ISSI will hold its next annual meeting of stockholders no later than February 15, 2007. In connection with the annual meeting, it is expected that three (3) current ISSI directors will not seek re-election to the Board and it is agreed that the size of the ISSI Board will be changed back to seven (7) members. It is also expected that the ISSI Nominating Committee will nominate for election at the 2007 annual meeting the six (6) then serving and continuing directors (including you and Melvin Keating) and another independent director mutually agreeable to you and the ISSI Board and Nominating Committee. On or before November 30, 2006, ISSI will deliver to you the written commitment of three (3) directors, none of whom shall be Jimmy S. Lee or Kong Yeu Han, not to seek or accept re-nomination to the Board, and confirmation that the Nominating Committee has agreed to include Bryant Riley, Melvin Keating and the director mutually agreed upon as provided in the foregoing sentence on its slate of nominees for the 2007 annual meeting.

         3) By your execution of this letter, you hereby cancel and withdrawal your demand for a special meeting of ISSI stockholders and related matters as set forth in your letter dated August 15, 2006. ISSI confirms it accepts the demand as valid and in proper form. ISSI acknowledges you may submit a new demand in the same form except for the date of the special meeting, if ISSI has not fulfilled its commitments to you in paragraphs 1 and 2 above. In such event, ISSI will hold the requested meeting no later than forty-five (45) days from the date of your request

August 28, 2006
Page 2


and agrees you may give the notice of such meeting if ISSI has not done so within twenty (20) days of your request. In addition, ISSI agrees that if it does not fulfill its commitments to you in this letter, in addition to any other remedies available to you, you may submit a slate of nominees or submit stockholder proposals for the ISSI 2007 annual meeting without giving notice 120 days in advance, provided you give such notice within a reasonable time of ISSI's failure to fulfill its commitments to you and prior to the time ISSI has mailed its proxy materials for such annual meeting and have given ISSI written notice of the matter to which you believe ISSI did not fulfill its commitment.

         4.) ISSI agrees not to adopt any form of shareholder rights plan or other device intended to restrict or impede acquisitions of blocks of stock, or proposals which could lead to a change of control (sometimes colloquially referred to as a "poison pill"), to submit to stockholders a proposal to establish a staggered board of directors or to adopt any amendment to its by-laws reducing or limiting the rights of stockholders to call a special meeting of stockholders, in each case without your written consent until after the 2008 annual meeting of stockholders of ISSI. . Nothing in this Paragraph 4 shall prohibit the submission of proposals for such changes to stockholders at the valid request of stockholders not affiliated with, or acting in concert with, any present member of the ISSI board of directors, provided the Board does not recommend the adoption of the proposal.

         5.) Unless ISSI fails to fulfill its commitments to you in this letter, until the time that proxies for the ISSI 2008 annual meeting of stockholders are first solicited, you will not initiate, or suggest to any third party that they should initiate, any proposal to accomplish any of the items described in Item 1006 ( c) parts 1, 2, 4 or 5 of Regulation MA under the Securities Exchange Act of 1934, as amended, nor will you initiate or participate, in opposition to the management's nominees, in any proxy contest involving the election or removal of directors for ISSI. At the time of your election to ISSI's Board you agree to execute a mutually agreeable agreement to this effect.


         You and ISSI agree that either party may make the contents of this letter public in order to comply with applicable federal and state securities laws.

                                    Regards,
                                    Integrated Silicon Solution, Inc.

                                    /s/ Jimmy S.M. Lee
                                    Jimmy S.M. Lee, Chairman and CEO

Accepted and agreed to:
Riley Investment Management, LLC

By: /s/ Bryant R. Riley
    ----------------------------------------
    Bryant R. Riley, Managing Member


SACC Partners, LP

By: Riley Investment Management, LLC, its
      General Partner

By: /s/ Bryant R. Riley
    ----------------------------------------
    Bryant R. Riley, Managing Member


/s/ Bryant R. Riley
--------------------------------------------
Bryant R. Riley


B. Riley & Co. Retirement Trust

By: /s/ Bryant R. Riley
    ----------------------------------------
     Bryant R. Riley, Trustee


B. Riley & Co., Inc.

By: /s/ Bryant R. Riley
    ----------------------------------------
     Bryant R. Riley, President

Dated:  August 28, 2006